

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

July 14, 2005
Our ref. No. PI 016

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate F
Mail Stop 3-7
Washington, D.C. 20549



Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Sakhalin II Project**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,



Hiroshi Yamada
Deputy General Manager
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on July 14, 2005

Sakhalin II Project

This is to inform you that Mitsubishi Corporation has received an interim report addressed to shareholders from Sakhalin Energy Investment Co., Ltd. (head office: Sakhalin Oblast, the Russian Federation), which is a joint venture between three partners – Mitsubishi Corporation, Royal Dutch / Shell Group, and Mitsui & Co., Ltd.– relating to the possibility of changes to the total budget for the development plan for Phase 2 of the Sakhalin II Project, as well as the scheduled timing for the first delivery of LNG. We must wait on the results of the detailed analysis for the actual budget and timing, but if there are to be any changes, there is the possibility that the total budget for the project could be of the order of 20 billion U.S. dollars and the first delivery of LNG would take place in the mid of 2008. Originally, the total budget for the Phase 2 development was expected to be approximately 10 billion U.S. dollars, with the first delivery of LNG expected to take place in 2007.

The possible changes to the total budget and schedule for the start of LNG delivery are based on an interim report and Sakhalin Energy Investment Co., Ltd. will be carrying out further analysis before officially reporting to the shareholders, after which the shareholders will begin deliberating on these matters.

###

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583